

Mail Stop 3561

January 22, 2010

Manny Mashouf
Chief Executive Officer
bebe stores, inc.
400 Valley Drive
Brisbane, California 94005

> **Re:** **bebe stores, inc.**
> **Form 10-K for fiscal year ended July 4, 2009**
> **Filed September 17, 2009**
> **File No. 000-24395**

Dear Mr. Mashouf:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Larry Smith
Fax: (415) 657-4424